UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
Commission File Number: 000-19720
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ABAXIS TAX DEFERRAL SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis Tax Deferral Savings Plan

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the
Abaxis Tax Deferral Savings Plan
We have audited the accompanying statements of net assets available for benefits of Abaxis Tax Deferral Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Burr, Pilger & Mayer LLP
BURR, PILGER & MAYER LLP
San Francisco, California
June 5, 2009

Abaxis Tax Deferral Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value	$6,323,808	$8,790,728
Participant loans	69,648	22,762

Assets held for investment purposes	6,393,456	8,813,490

Employer contribution receivable	—	63,451

Total assets	6,393,456	8,876,941

Liabilities—Other	44,485	377

Net assets available for benefits	$6,348,971	$8,876,564

The accompanying notes are an integral
part of these financial statements.

Abaxis tax Deferral Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2008

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$3,751

Total investment income	3,751

Contributions:
Participants	1,156,766
Employer, net of forfeitures of $20,000	199,749
Rollovers	48,555

Total contributions	1,405,070

Total additions	1,408,821

Deductions:
Deductions from net assets attributed to:
Net decrease in fair value of investments	3,277,049
Benefits paid to participants	617,804
Administrative expenses	41,561

Total deductions	3,936,414

Net decrease	(2,527,593)

Net assets available for benefits at:
Beginning of year	8,876,564

End of year	$6,348,971

The accompanying notes are an integral
part of these financial statements.

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements
1.	The Plan and its Significant Accounting Policies
General
The following description of the Abaxis Tax Deferral Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC). The Plan was established on December 1, 1990 by Abaxis, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).
Administration
The Company has contracted with a third-party-administrator to process and maintain the participant accounts. Charles Schwab Trust Company was the trustee until August 1, 2008. TD AMERITRADE Trust Company was appointed the trustee and custodian of Plan assets effective July 31, 2008. Substantially all expenses incurred for administering the Plan are paid by the Plan.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts. No adjustment to contract value was disclosed as fair value approximated contract value as of December 31, 2008 and 2007. The Plan has considered the impact of this standard on these financial statements to be immaterial.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
1.	The Plan and its Significant Accounting Policies, continued
Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, and subsequently adopted certain related FASB staff positions. Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement No. 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The three levels of the fair value hierarchy under Statement No. 157 are:
Level 1—inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3—inputs are unobservable inputs for the asset or liability.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market	$91,713	$—	$—	$91,713
Mutual funds	4,531,460	—	—	4,531,460
Common stock	829,618	—	—	829,618
Common/collective trust funds	—	871,017	—	871,017
Participant loans	—	—	69,648	69,648

	$5,452,791	$871,017	$69,648	$6,393,456

The Plan’s valuation methodology used to measure the fair values of money market, mutual funds, and common stock were derived from quoted market prices, as substantially all of these instruments have active markets. Participant loans are valued at amortized cost, which approximated their fair values at December 31, 2008.
Common/collective trust funds are valued at fair value by discounting the related cash flows based on current yields.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
1.	The Plan and its Significant Accounting Policies, continued
Fair Value Measurements, continued
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant
Loans

Balance as of January 1, 2008	$22,762
Issuances, repayments, and settlements — net	46,886

Balance as of December 31, 2008	$69,648

Forfeitures
Forfeitures of nonvested Plan sponsor contributions are used to reinstate any former participant account balance, reduce any matching and/or profit sharing contributions, or may be used to pay Plan expenses.
Forfeitures of nonvested account balances for the years ended December 31, 2008 and 2007 amounted to approximately $10,000 and $14,000, respectively. Forfeitures used to reduce employer matching contributions during the years ended December 31, 2008 and 2007 amounted to approximately $20,000 and $41,000, respectively.
Investments
At December 31, 2008, investments of the Plan were held by TD AMERITRADE, and invested based solely upon instructions received from participants.
The Plan’s investments in mutual funds and the Company’s common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of the Company common stock but rather own an interest in the unitized funds. Participant loans are stated at cost which approximates fair value.
The Plan’s investment contract accounts with MetLife Stable Value Fund are fully benefit-responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract account approximates the contract value at December 31, 2008 and 2007.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
1.	The Plan and its Significant Accounting Policies, continued
Investments, continued
The average yield on investment contract accounts for the years ended December 31, 2008 and 2007 were 3.82% and 6.53%, respectively. The average crediting interest rates for the respective years were 4.62% and 4.69%.
Administrative Expenses
Administrative fees in the amount of $41,561 for the year ended December 31, 2008, reflected in the Statement of Changes in Net Assets Available for Benefits, represent fees for investment advisory, management fees, and record-keeping and are paid directly by the Plan.
Income Taxes
The Plan obtained its latest determination letter dated October 22, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving that determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Risk and Uncertainties
The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, the Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
2.	Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by TD AMERITRADE, the trustee and asset custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
The employer’s discretionary matching contribution is invested in the Company’s common stock or cash, as elected by the Board. Participants may contribute to the Abaxis, Inc. Common Stock Fund (the Stock Fund) and may transfer funds from the Stock Fund to other Plan investment options available by the Plan. Participants are limited to allocate not more than 20% of their vested contributions to the Stock Fund.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
2.	Related Party and Party-In-Interest Transactions, continued
Aggregate investment in Company common stock at December 31, 2008 and 2007 is as follows:

	Shares	Fair Value

2008	50,290	$803,131	*
2007	54,949	$1,970,471

*	Common stock portion of unitized stock account. Total value of the unitized stock account is $829,618.
3.	Participation and Benefits
Participant Contributions
Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.
Effective October 1, 2008, the Plan included an Automatic Contribution Arrangement (ACA). Under the ACA provisions of the Plan, the participants automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted in the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.
Effective August 1, 2008, participants in the Plan may also elect to make contributions to Roth salary deferred accounts.
Employer Contributions
The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2008, the Company matched 50% of each eligible participant’s contribution up to a maximum of 5% and 2.5% of the participant’s eligible compensation on a quarterly basis, respectively. During 2008, the Company made the matching contributions for the first, second, and third quarters of the year. There was no discretionary matching contribution made for the fourth quarter of 2008. No discretionary profit sharing contribution was made in 2008.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
3.	Participation and Benefits, continued
Vesting
Participants are immediately vested with respect to their contributions, plus actual earnings thereon. Participants are fully vested in the Plan sponsor’s matching and discretionary contributions after four years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, Plan earnings or losses, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.
Payment of Benefits
The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. In-service distributions are also available for participants who have attained age 55 and have completed five years of service, or who qualify for financial hardship. Participants will receive their distributions in the form of a lump-sum in cash. Terminated participants with an account balance that does not exceed $5,000 are entitled to a lump-sum distribution within a reasonable time after terminated employment.
Loans to Participants
The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. Outstanding loans at December 31, 2008 carry interest rates ranging from 7% to 10.25%.
Continued

Abaxis Tax Deferral Savings Plan
Notes to Financial Statements, Continued
4.	Investments
The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets:

	2008	2007

Investments:
Abaxis Stock Portfolio	$829,618	$—
Abaxis, Inc.	—	1,970,471
American Funds EuroPacific Growth	475,042	—
American Funds the Growth Fund of AM	438,517	—
Artisan Midcap Fund	—	604,068
Calvert Income Fund	—	792,562
Columbia Mid Cap Growth	330,848	—
Davis New York Venture	555,165	880,615
Dodge & Cox International Stock	337,428	730,331
EuroPacific Growth Fund	—	763,994
Fidelity Spartan 500 Index	632,624	—
Growth Fund of America	—	620,252
Metlife Stable Value	871,017	645,855
Pimco Total Return	797,678	—
Schwab S&P 500 Index Fund	—	944,342
Other funds less than 5% of net assets	1,125,519	861,000

	$6,393,456	$8,813,490

The Plan’s investments, including gains and losses on investments bought and sold during the year, (depreciated) appreciated in value as follows:

2008

Mutual Funds	$(2,258,645)
Common Stock	(1,050,946)
Stable Value Fund	32,542

Net decrease in fair value of investments	$(3,277,049)

5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.

Supplemental Schedule

Abaxis Tax Deferral Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Plan Number 001 EIN 77-0213001)
December 31, 2008

		(c)
	(b)	Description of investment, including
	Identity of issue, borrower, lessor	maturity date, rate of interest, collateral,	(e)
(a)	or similar party	par, or maturity value	Fair Value

*	Abaxis Stock Portfolio	Unitized Stock Account	$829,618
	Allianz NFJ Small-Cap Value	Mutual Fund	10,926
	American Funds EuroPacific Growth	Mutual Fund	475,042
	American Funds Smallcap World	Mutual Fund	2,442
	American Funds the Growth Fund of AM	Mutual Fund	438,517
	Columbia Mid Cap Growth	Mutual Fund	330,848
	Davis New York Venture	Mutual Fund	555,165
	Dodge & Cox International Stock	Mutual Fund	337,428
	Dodge & Cox Stock	Mutual Fund	133,305
	Fidelity Spartan 500 Index	Mutual Fund	632,624
	Fidelity Spartan Extended Market	Mutual Fund	1,504
	Goldman Sachs Mid Cap Value	Mutual Fund	266,172
	Hartford Small Company	Mutual Fund	124
	Metlife Stable Value	Stable Value Fund	871,017
*	Participant Loans	Interest rates ranging from 7% to 10.25%	69,648
	Pimco Total Return	Mutual Fund	797,678
	Royce Low-Priced Stock Fund	Mutual Fund	144,956
*	TD Bank USA Money Market	Money Market	91,713
	Vanguard Bond Index-Total Bond Market	Mutual Fund	28,075
	Vanguard Intermediate-Term U.S. Treas	Mutual Fund	5,709
	Vanguard Target Retirement 2005	Mutual Fund	33
	Vanguard Target Retirement 2015	Mutual Fund	61,773
	Vanguard Target Retirement 2035	Mutual Fund	49,959
	Vanguard Target Retirement 2045	Mutual Fund	20,363
	Vanguard Target Retirement 2050	Mutual Fund	1,194
	Vanguard Target Retirement 2025	Mutual Fund	40,835
	Vanguard Target Retirement 2010	Mutual Fund	48,639
	Vanguard Target Retirement 2020	Mutual Fund	47,919
	Vanguard Target Retirement 2030	Mutual Fund	54,624
	Vanguard Target Retirement 2040	Mutual Fund	37,449
	Vanguard Target Retirement Income	Mutual Fund	8,157

	Total investments		$6,393,456

*	Party-in-interest

Signatures
THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis Tax Deferral Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis Tax Deferral Savings Plan
Date: June 5, 2009	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

	By:	/s/ Thana Bao
Thana Bao
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF BURR, PILGER & MAYER LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM